VESTCOM INTERNATIONAL INC



                      Filing Type:  SC 13D/A
                      Description:  Amended General Statement of
                                    Beneficial Ownership
                      Filing Date:  April 19, 2002
                       Period End:  N/A


                 Primary Exchange:  NASDAQ - National Market System
                           Ticker:  VESC




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                                                             Document is copied.

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                           VESTCOM INTERNATIONAL, INC.
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   92490410-5
 ------------------------------------------------------------------------------
                                 (CUSIP Number)

Harish K. Chopra
PO Box 880187
San Diego, California 92168-0187
Phone: (909) 599-0961

 ------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 17, 2002
 ------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                      (Continued on following page(s))






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CUSIP No. 92490410-5                 13D                           Page 2 of 8


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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      TIMETRUST, INC.
------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a)  [X]
                                                                    (b)  [_]
------------------------------------------------------------------------------
3     SEC USE ONLY


------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      NOT APPLICABLE
------------------------------------------------------------------------------

5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                     [_]


------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      CALIFORNIA
------------------------------------------------------------------------------
   NUMBER OF      7     SOLE VOTING POWER
     SHARES                   -0-
  BENEFICIALLY    ------------------------------------------------------------
    OWNED BY      8     SHARED VOTING POWER
      EACH              NONE
   REPORTING      ------------------------------------------------------------
     PERSON       9     SOLE DISPOSITIVE POWER
      WITH                    -0-
                  ------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        NONE
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
         -0-
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (See Instructions)
                                                                         [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.00%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      CO
------------------------------------------------------------------------------



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CUSIP No. 92490410-5                 13D                           Page 3 of 8


------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      HARISH K. CHOPRA
------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a)  [X]
                                                                    (b)  [_]
------------------------------------------------------------------------------
3     SEC USE ONLY


------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      PF
------------------------------------------------------------------------------

5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                     [_]


------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES OF AMERICA
------------------------------------------------------------------------------
   NUMBER OF      7     SOLE VOTING POWER
     SHARES             363,001
  BENEFICIALLY    ------------------------------------------------------------
    OWNED BY      8     SHARED VOTING POWER
      EACH              NONE
   REPORTING      ------------------------------------------------------------
     PERSON       9     SOLE DISPOSITIVE POWER
   ......                     363,001
     WITH         ------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        NONE
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
         363,001
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (See Instructions)
                                                                         [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.01%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      IN
------------------------------------------------------------------------------



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CUSIP No. 92490410-5                 13D                           Page 4 of 8


                                  Schedule 13D

TimeTrust, Inc., a California corporation ("TimeTrust") and Harish K. Chopra, an individual ("Chopra" and together with TimeTrust, collectively the "Reporting Persons") hereby amend the statement on Schedule 13D, originally filed jointly by R-Squared and TimeTrust on November 26, 1999 (the "Schedule 13D"), with respect to their beneficial ownership of Common Stock, no par value, of Vestcom International, Inc.("Vestcom") as amended by Amendment 1, 2 & 3 thereto filed December 29, 1999, January 25, 2000 and October 10, 2000 respectively.


Item 1.     Security and Issuer
------      -------------------

            No change.


Item 2.     Identity and Background
------      -----------------------

      Information Regarding R-Squared Limited:
      ----------------------------------------

            No change.

      Information Regarding TimeTrust, Inc.:
      -------------------------------------

            No change.

       Information Regarding Harish K. Chopra:
       ---------------------------------------

            No change.


Item 3.     Source and Amount of Funds or Other Consideration
------      -------------------------------------------------

            From September 30, 2000 to April 17, 2002, TimeTrust directly sold 99,100 shares of Vestcom Common Stock on the open market for the aggregate price of $312,364. An itemized breakdown of the daily transactions for such time period is more fully set forth in Item 5 below. TimeTrust did not purchase any of such Common Stock during this period.

            From September 30, 2000 to April 17, 2002, Chopra directly purchased 5,700 shares and sold 268,200 shares of Vestcom Common Stock on the open market for the aggregate price of $10,864 and $849,857, respectively. An itemized breakdown of the daily transactions for such time period is more fully set forth in Item 5 below. The source of funds for the payment by Chopra for such Common Stock was from his personal funds. Chopra did not purchase any of such Common Stock with borrowed funds.


Item 4.     Purpose of Transaction
------      ----------------------

            The purchase by the Reporting Persons of the shares of Common Stock referred to in Item 5 was for investment purposes. The Reporting Persons are joining together in the filing of this statement since they may be deemed to be a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934("Exchange Act").

            This Amendment Schedule 13D supplements the prior Schedule 13D as


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CUSIP No. 92490410-5                 13D                           Page 5 of 8


amended.

            Subject to all applicable legal requirements and the factors referred to below, the Reporting Persons presently intend to purchase from time to time in the open market or privately negotiated transactions additional shares of Vestcom Common Stock. In determining whether to purchase additional shares of Vestcom Common Stock, the Reporting Persons intend to consider various factors, including Vestcom's financial condition, business and prospects, other developments concerning Vestcom, the reaction of Vestcom to the Reporting Persons' ownership of shares of Common Stock, price levels of Vestcom Common Stock, other business opportunities available to the Reporting Persons, and other general economic, monetary and stock market conditions. In addition, depending upon, among other things, the matters referred to above, the Reporting Persons may determine to dispose of all or a portion of their shares of Vestcom Common Stock.

            Other than as indicated above, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the following: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Vestcom, or any of its subsidiaries;
(ii) a sale or transfer of a material amount of assets of Vestcom or any of its subsidiaries; (iii) any material change in the present capitalization or dividend policy of Vestcom; (iv) any other material change in Vestcom's business or corporate structure; (v) any other material changes in Vestcom's charter or bylaws or other actions which may impede the acquisition of the control of Vestcom by any persons; (vi) causing a class of securities of Vestcom to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association; (vii) a class of equity securities of Vestcom becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(viii) any actions similar to any of those enumerated above.


Item 5.     Interest in Securities of the Issuer
------      ------------------------------------

            (a) TimeTrust has the sole power to vote or to direct the vote and the sole power to dispose of, or to direct the disposition of, the shares of Vestcom Common Stock directly owned by it. Chopra has the sole power to vote or to direct the vote and the sole power to dispose of, or to direct the disposition of, the shares of Vestcom Common Stock directly owned by him.


            (b) From September 30, 2000, TimeTrust has effected the following sales of Vestcom Stock on the open market that have not been previously reported:

                 (1) On December 18, 2000, TimeTrust sold 100 shares of Vestcom Common Stock at $2.19 per share.

                 (2) On January 22, 2001, TimeTrust sold 2,900 shares of Vestcom Common Stock at $ 2.19 per share.

                 (3) On January 23, 2001, TimeTrust sold 2,000 shares of Vestcom Common Stock at $2.19 per share.

                 (4) On March 26, 2002, TimeTrust sold 1,600 shares of Vestcom Common Stock at $3.24 per share

                 (5) On March 28, 2002, TimeTrust sold 2,400 shares of Vestcom Common Stock at $3.25 per share.

                 (6) On April 2, 2002, TimeTrust sold 2,600 shares of Vestcom Common Stock at $3.24 per share.



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CUSIP No. 92490410-5                 13D                           Page 6 of 8


                 (7) On April 3, 2002, TimeTrust sold 700 shares of Vestcom Common Stock at $3.22 per share.

                 (8) On April 4, 2002, TimeTrust sold 600 shares of Vestcom Common Stock at $3.22 per share.

                 (9) On April 11, 2002, TimeTrust sold 48,000 shares of Vestcom Common Stock at $3.12 per share.

                 (10) On April 12, 2002, TimeTrust sold 38,200 shares of Vestcom Common Stock at $3.30 per share.


From September 30, 2000, Chopra has effected the following sales of Vestcom Stock on the open market that have not been previously reported:


                 (11) On December 6, 2000, Chopra purchased 1,500 shares of Vestcom Common Stock at $1.88 per share.

                 (12) On December 7, 2000, Chopra purchased 1,000 shares of Vestcom Common Stock at $1.88 per share.

                 (13) On December 8, 2000, Chopra purchased 3,200 shares of Vestcom Common Stock at $1.88 per share.

                 (14) On March 11, 2002, Chopra sold 10,000 shares of Vestcom Common Stock at $2.75 per share.

                 (15) On March 14, 2002, Chopra sold 25,000 shares of Vestcom Common Stock at $3.351 per share.

                 (16) On March 20, 2002, Chopra sold 10,000 shares of Vestcom Common Stock at $3.30 per share.

                 (17) On March 21, 2002, Chopra sold 1,000 shares of Vestcom Common Stock at $3.27per share.

                 (18) On April 11, 2002, Chopra sold 121,200 shares of Vestcom Common Stock at $3.157 per share.

                 (19) On April 12, 2002, Chopra sold 29,300 shares of Vestcom Common Stock at $3.34 per share.

                 (20) On April 15, 2002, Chopra sold 5,000 shares of Vestcom Common Stock at $3.35 per share.

                 (21) On April 16, 2002, Chopra sold 25,500 shares of Vestcom Common Stock at $3.35 per share.

                 (22) On April 17, 2002, Chopra sold 41,200 shares of Vestcom Common Stock at $3.31 per share.


Item 6.     Contracts, Arrangements, Understandings or Relationships with
------      -------------------------------------------------------------
            Respect to Securities of the Issuer.
            ------------------------------------

            None of the Reporting Persons (or other persons listed in Item 2 of the Schedule 13D) have entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with such persons and any person with



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CUSIP No. 92490410-5                  13D                          Page 7 of 8


respect to any securities of Vestcom, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.







Item 7.     Material to be Filed as Exhibits
-------     --------------------------------


                       Exhibit A - Joint Filing Statement







Signatures

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  April 19, 2002

                            TIMETRUST, INC.



                            By: /s/ Harish K. Chopra
                                ---------------------------
                            Name: Harish K. Chopra
                            Title: President


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 19, 2002


                            By: /s/ Harish K. Chopra
                                 ---------------------------
                            Name: Harish K. Chopra



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CUSIP No. 92490410-5                 13D                           Page 8 of 8


                             JOINT FILING AGREEMENT

            In accordance with Rule 13D-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, no par value, of Vestcom International, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement this 19th day of April, 2002.





                            TIMETRUST, INC.



                            By: /s/ Harish K. Chopra
                                ---------------------------
                            Name: Harish K. Chopra
                            Title: President






                            By:  /s/ Harish K. Chopra
                                ---------------------------
                            Name: Harish K. Chopra